Ruby Tuesday, Inc
Unaudited Computation of Ratio of Consolidated Earnings to Fixed Charges
(Dollar Amounts in Millions)

	Fiscal Year Ended
	June 2, 2009	June 3, 2008	June 5, 2007	June 6, 2006	May 31, 2005	June 1, 2004
Earnings before fixed charges:
Income (loss) from continuing operations before income taxes	$ (42.9)	$ 23.7	$ 132.4	$ 151.0	$ 154.9	$ 170.5
Add equity in losses (deduct equity in earnings) of equity interest	-	3.5	1.3	(0.9)	(2.7)	(5.9)
Distribution of earnings from equity investees	-	-	0.8	0.8	0.9	0.4
Less Capitalized interest	0.5	(0.2)	(1.0)	(1.8)	(1.8)	(1.5)
	(42.4)	27.0	133.5	149.1	151.3	163.5

Fixed charges:
Interest expense	35.1	33.6	23.9	18.0	10.4	9.9
Interest portion of rent expense	15.7	16.4	13.8	11.8	10.2	7.5
Debt issuance amortization	1.9	0.7	0.4	0.5	0.7	0.6
Total fixed charges	52.7	50.7	38.1	30.3	21.3	18.0

Adjusted earnings from continuing operations before income taxes
available to cover fixed charges	$ 10.3	$ 77.7	$ 171.6	$ 179.4	$ 172.6	$ 181.5

Ratio of earnings to fixed charges*	0.20	1.53	4.50	5.92	8.10	10.08

Amount by which earnings were insufficient to cover fixed charges	(42.4)	N/A	N/A	N/A	N/A	N/A

* We are presenting the ratio above solely pursuant to the requirement set forth in Item 503 of Regulation S-K.  The earnings and fixed charges in the above ratio are calculated using the definitions as set for by Regulation S-K.